VIA EDGAR

April 28, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:                             Alkermes Public Limited Company

Form 10-KT for the Transition Period Ended December 31, 2013

Filed February 27, 2014

File No. 001-35299

Dear Mr. Rosenberg:

On behalf of Alkermes Public Limited Company (“Alkermes” or the “Company”) set forth below are Alkermes’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 1, 2014 to James M. Frates, Alkermes’ Senior Vice President and Chief Financial Officer.  For your convenience, we have set forth below the Staff’s comments in italics, followed by Alkermes’ responses thereto.

General

1.              The file number on the cover page of your document does not agree with the file number, 001-35299, used in the EDGAR system. Please correct the commission file number on the cover page in future filings.

Company’s Response:

The Company will correct the commission file number on the cover page of its future filings.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-3

2.              Based on your disclosure in MD&A it appears that cost of goods manufactured and sold include the depreciation of your manufacturing facilities but amortization of intangible assets related to goods manufactured and sold is not included in this line item. Please provide us an analysis explaining why amortization related to intangible assets acquired from Elan that include manufacturing and supply agreements is not included in cost of goods manufactured and sold, and why the “cost of goods manufactured and sold” caption does not include disclosure indicating the amount of amortization of intangible assets related to goods manufactured and sold that is excluded from cost of sales. Please refer to SAB Topic 11:B.

Company’s Response:

Alkermes, Inc. acquired five categories of intangible assets in connection with its purchase of Elan Drug Technologies (“EDT”) from Elan Pharmaceuticals, Inc. (“Elan”). These included: two current technologies, the NanoCrystal® and Oral Controlled Release (“OCR”) technologies; in-process research and development (“IPR&D”); collaboration agreements; and the EDT trademark. During the year ended March 31, 2012, the Company incurred an impairment charge equal to the full value of the IPR&D due to events and changes in circumstance, including correspondence from regulatory authorities and further clinical trial results, that indicated the IPR&D was impaired. The EDT trademark had a life of one year from the acquisition date and has been fully amortized.

The Company’s remaining three intangible assets, the NanoCrystal technology, the OCR technology and the collaboration agreements all relate to cost of goods manufactured and sold. However, the Company believed that not including the amortization of these intangible assets within cost of goods manufactured and sold provided a more direct view of the ongoing economics of the Company’s products. In addition, under certain of its collaborative arrangements, the Company earns manufacturing revenues on a “cost plus” basis, and the Company did not believe it was appropriate to add amortization expense as a cost element for these arrangements. Lastly, given the non-cash nature of these charges, the Company was aware that a number of readers of the financial statements remove these charges from the financial results. When the purchase of EDT was completed and the Company had amortization related to more than just the cost of goods manufactured and sold line item, the Company believed it was more beneficial to these readers of the financial statements if all amortization of intangibles was included within one line item, rather than being embedded within a number of line items.

The Company proposes to include in its future periodic reports, beginning with its Quarterly Report on Form 10-Q for the period ended March 31, 2014, the following underlined text with the “Goodwill and Intangible Assets” footnote, to be updated to reflect the results, facts and circumstances of that reporting period:

The Company recorded, as “Amortization of acquired intangible assets” $xx million and $xx million of amortization expense related to its finite-lived intangible assets during the three months ended March 31, 2014 and 2013, respectively, all of which related to cost of goods manufactured and sold.

3.              Please tell us the nature of the cost elements included in inventory and why you believe your disclosure in this regard under “inventory” on page F-8 is sufficient. See Rule 5-02(6)(b) of Regulation S-X.

Company’s Response:

The cost elements included within inventory for commercial products include three primary categories: cost of raw materials; direct labor; and overhead. Overhead is based on the normal capacity of the Company’s production facilities and does not include costs from abnormally low production or idle capacity, which are expensed directly to the consolidated statement of operations. The Company also includes the cost of raw materials for pre-clinical and clinical products if they have an alternative future use. Amounts are removed from inventory using the first-in, first-out method.

The Company believes its disclosure is adequate and meets the requirements of Rule 5-02(6)(b) of Regulation S-X as the Company does not include in its inventory: retained costs representing the excess of manufacturing or production costs over the amounts charged to cost of sales or delivered or in-process units; initial tooling or other deferred start-up costs; or general and administrative costs. The cost of raw materials for pre-clinical and clinical products, if they have an alternative future use, is includes as a cost element, and this has been disclosed.

The Company proposes to include within the “Inventory” section of the “Summary of Significant Accounting Policies” footnote of its Consolidated Financial Statements in future annual reports beginning with its Annual Report on Form 10-K for the year ended December 31, 2014, the following underlined text:

The cost elements included within inventory include three primary categories for commercial products: cost of raw materials; direct labor; and overhead. Overhead is based on the normal capacity of the Company’s production facilities and does not include costs from abnormally low production or idle capacity, which are expensed directly to the consolidated statement of operations.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition

Collaborative Arrangements

Manufacturing Revenues, page F-10

4.              For revenues in which the sales price is based on the end-market sales price earned by the collaborative partners, please tell us what price is billed to record accounts receivable at the date you ship products to your collaborative partners. Provide us your analysis demonstrating that the revenue is realized or is realizable at the date of shipment to the collaborative partners and is not contingent on the end-market sale by the collaborative partners.

Company’s Response:

The Company’s revenue recognition policy with regards to manufacturing revenues, as provided on F-10, is as follows: “Manufacturing revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred and title to the product and associated risk of loss has passed to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.”

The Company has agreements in place with all of its collaborative partners. Persuasive evidence of an arrangement therefore exists. These agreements specify that title to the manufactured products and the associated risk of loss passes to the collaborative partner upon shipment. Also, the Company has worked with its collaborative partners, all of which are large, financially secure pharmaceutical companies for a number of years, has never had a material uncollected receivable from its collaborative partners and, as such, the Company believes collectibility is reasonably assured.

The product sales price used in the determination of the Company’s manufacturing revenues, including for RISPERDAL CONSTA and AMPYRA/FAMPYRA, are based on the end-market sales price earned by the Company’s collaborative partners. The Company recognizes revenue and records the associated accounts receivable upon shipment of its products to its collaborative partners, as prescribed in the respective collaborative agreements. For example, our agreement with Acorda notes that we are entitled to receive payment for product supplied by us, even if such product is not sold by Acorda. The revenue and associated accounts receivable are initially recorded based on an estimate of the expected final end-market sales price, as agreed with the Company’s respective collaborative partners. The Company, through the collaborative arrangement, has frequent formal and informal contact with its partners and is generally made aware of any changes in the gross sales price before any changes are made. The Company typically receives the final net sales price within 30 days following the month in which such end-market sales occurred and is able to adjust the sales price used to record the previous months manufacturing revenue, if necessary, prior to its earnings release and filing of its quarterly financial statements. In essence, all gross sales price adjustments are recorded and reflected in the Company’s final quarterly revenue amounts. The difference between the actual and estimated manufacturing revenues has not been material.

16. Collaborative Arrangements

General

5.              You provide certain disclosures about your revenue recognition accounting policies for collaborative arrangements in Note 2 Summary of Significant Accounting policies. Please tell us your accounting recognition for other aspects of these arrangements and where these policies are disclosed. Further, tell us your accounting policies regarding separation, allocation and classification for your collaborative arrangements and where these policies are disclosed.

Company’s Response:

In substantially all instances, the Company’s collaborative arrangements were originally entered into to further develop and then, if approved by regulatory authorities, commercialize pre-clinical or clinical products the Company initially developed. At the time these collaborative arrangements were entered into, the Company did not have the capital required to successfully bring a product from the initial discovery phase to commercialization, nor did it have the experience to successfully commercialize a pharmaceutical product. In certain collaborative arrangements, the Company would retain the right to manufacture the product or the right to manufacture the product would transfer to the collaborative partner. In substantially all instances, the Company is entitled to royalties from the sale of the product by its collaborative partner.

In its report on Form 10-KT for the Transition Period ended December 31, 2013, the Company reviewed and made a decision to conform its revenue recognition policy footnote to reflect the Company’s current operating environment. Leading up to and after the acquisition of EDT from Elan, the Company has not entered into any collaboration agreements whereby it is transferring the rights to its products to fund development. The Company has entered a phase whereby it has the necessary capital to develop products on its own without the assistance of other larger pharmaceutical companies. All of the Company’s existing collaboration agreements relate to currently commercialized products; there are, therefore, no material research and development activities underway and there are no additional developmental milestones to be earned under these collaboration agreements. Consequently, the Company reviewed and made changes to its revenue recognition policy footnote to focus on those revenue recognition policies that are material to the Company, namely manufacturing and royalty revenues, and it removed certain historical policy language around separation and allocation of amounts as it no longer applies to the current business of the Company. The only current material terms to the collaboration agreements are those terms which dictate revenue to be earned for the manufacturing of products and/or royalties to be earned on the sale of the Company’s products by its collaborative partners.

6.              In order to help us understand more fully how your collaborative arrangements impact your financial statements for each period presented, please provide us a table showing amounts by year and by line item included in your statements of operations attributable to transactions arising from collaborative arrangements between you and the other participants and to third-parties. Please provide separate tables for this information for each of your “significant” collaborative arrangements and in the aggregate for all of your collaborative arrangements (i.e. the “significant” arrangements and all other arrangements).

Company’s Response:

The following table is a summary of activity for the Company’s significant collaborative arrangements, which includes the collaborative arrangements with Janssen for RISPERDAL CONSTA and INVEGA SUSTENNA/XEPLION, the collaborative arrangement with Acorda for AMPYRA/FAMPYRA and the collaborative arrangement with AstraZeneca for BYDUREON:

	Nine Months Ended	Twelve Months Ended March 31,
	December 31, 2013	2013	2012
	(in thousands)
Janssen (1):
Manufacturing and royalty revenue:
RISPERDAL CONSTA	$107,194	$133,565	$168,267
INVEGA SUSTENNA/XEPLION	$82,872	$63,456	$18,042
Cost of goods manufactured and sold:
RISPERDAL CONSTA	$30,245	$33,042	$43,453

Acorda (1):
Manufacturing and royalty revenue:
AMPYRA/FAMPYRA	$51,087	$65,313	$24,599
Research and development revenue:
AMPYRA/FAMPYRA	$—	$—	$1,194
Cost of goods manufactured and sold:
AMPYRA/FAMPYRA	$3,250	$7,329	$6,976

AstraZeneca (1):
Manufacturing and royalty revenue:
BYDUREON	$20,040	$16,368	$1,427
Polymer	$2,005	$7,418	$3,195
Research and development revenue:
BYDUREON	$—	$—	$14,108
Cost of goods manufactured and sold:
Polymer	$1,779	$3,090	$2,452

(1)                                 Except for AMPYRA/FAMPYRA and BYDUREON, in the twelve months ended March 31, 2012, the Company earned less than $100,000 in research and development revenue under each of its significant collaborative arrangements for all periods presented.

The following table is the aggregate for all of the Company’s collaborative arrangements:

	Nine Months Ended	Twelve Months Ended March 31,
	December 31, 2013	2013	2012
	(in thousands)
MANUFACTURING AND ROYALTY REVENUE:
Significant collaborative arrangements	$263,198	$286,120	$215,530
All other collaborative arrangements	107,841	174,780	110,914
Total manufacturing and royalty revenue (1)	$371,039	$460,900	$326,444

RESEARCH AND DEVELOPMENT REVENUE:
Significant collaborative arrangements	$—	$—	$15,302
All other collaborative arrangements	4,657	6,541	7,047
Total research and development revenue	$4,657	$6,541	$22,349

COST OF GOODS MANUFACTURED AND SOLD:
Significant collaborative arrangements	$35,274	$43,461	$52,881
All other collaborative arrangements	90,714	113,184	66,204
Total cost of goods manufactured and sold (1)	$125,988	$156,645	$119,085

(1)                           Includes only manufacturing and royalty revenue earned and cost of goods manufactured and sold incurred under collaborative arrangements.

Janssen

INVEGA SUSTENNA/XEPLION, page F-37

7.              You disclose that you receive certain development milestone payments from Janssen and aggregate tiered royalty payments under this agreement. However your proposed disclosure in your letter to us dated March 12, 2013 stated that “Under its license agreement with Janssen, there are no further development milestones to be earned by the Company related to INVEGA SUSTENNA/XEPLION.” Please provide us proposed disclosure to be included in future periodic reports to clarify if there are any further development milestones to be earned under this agreement. If additional milestones can be earned under this agreement, please describe and quantify each of the development milestones to be received under this arrangement in your proposed disclosure as required by ASC 605-28-50-2.

Company’s Response:

The Company is no longer entitled to payments upon the achievement of future development milestones under its agreement with Janssen related to INVEGA SUSTENNA/XEPLION. Accordingly, the Company proposes to include the following underlined text within the “INVEGA SUSTENNA/XEPLION” subsection of the “Collaborative Arrangements” footnote of its Consolidated Financial Statements in future annual reports beginning with its Annual Report on Form 10-K for the year ended December 31, 2014, to be updated to reflect the results, facts and circumstances of that reporting period:

Under its license agreement with Janssen, there are no further development milestones to be earned by the Company related to INVEGA SUSTENNA/XEPLION.

Astra Zeneca, page F-40

8.              Your proposed disclosure in your letter to us dated March 12, 2013 stated that “the Company received milestone payments upon the achievement of certain development and commercialization goals, and there are no further milestones to be earned under the agreements.” Please confirm to us that you will include this proposed disclosure in future periodic reports.

Company’s Response:

The Company confirms that it will include this proposed disclosure in its future annual reports, beginning with its Annual Report on Form 10-K for the year ended December 31, 2014.

17. Income Taxes, page F-41

9.              Refer to your disclosure that “no provision for income tax has been provided on undistributed earnings of the Company’s foreign subsidiaries because such earnings may be repatriated in a tax efficient manner.” Please tell us what you mean by repatriated in a tax efficient manner and how your disclosure complies with ASC 740-30-50-2.

Company’s Response:

“Repatriated in a tax efficient manner” means the undistributed earnings of the Company’s non-Irish subsidiaries at December 31, 2013 may be returned to Ireland without incurring any tax liability.  As there is no deferred tax liability to recognize, the Company believes that the disclosure requirements of ASC 740-30-50-2 do not apply. The Company proposes, in future annual reports beginning with its Annual Report on Form 10-K for the year ended December 31, 2014 to adopt the following wording, where applicable:

No provision for income tax has been provided on undistributed earnings of the Company’s foreign subsidiaries because such earnings may be repatriated to Ireland without incurring any tax liability. Cumulative unremitted earnings of overseas subsidiaries totalled approximately $[xx] million at December 31, 2014.

If, in future years, circumstances change and the Company would incur a liability on the repatriation of undistributed earnings of foreign (non-Irish) subsidiaries, the Company will provide the appropriate disclosures as required by ASC 740-30-50-2.

10.       Please refer to the reconciliation of your statutory tax rate to your effective tax rate. Please provide us a break out by nature and amount of the “permanent items” and the “rate differential” reconciling items for each year presented. Tell us how your current description and percentage disclosed provides information regarding the “underlying cause for difference” as required by Rule 4-08(h)(2) of Regulation S-X and satisfies the requirement that each item over 5% be separately disclosed.

Company’s Response:

A breakout by nature and amount of the “permanent items” and the “rate differential” for each year presented is provided below in tables 2 and 3, respectively.

The difference in the Company’s effective tax rate from its Irish statutory rate is primarily due to two factors: the Company having subsidiary operations in foreign countries, where the rate of taxation is different from the Irish statutory rate; and the Company having valuation allowances recorded against certain deferred tax assets.

Other than these two items, there are no significant underlying causes for difference. Notwithstanding this, the Company discloses additional items such as U.S. state income taxes, stock-based compensation and R&D credits, in order to be consistent with Rule 4-08(h)(2) of Regulation S-X (the “5% threshold rule”). In certain instances, the Company groups together and categorizes certain immaterial items as permanent items in the rate reconciliation table. In table 2 below, certain items included in this category had a very significant rate impact in the transition period ended December 31, 2013, but an insignificant impact in the year ended March 31, 2012, due to changes in the Company’s financial performance. In the year ended March 31, 2012, the tax impact of items had to exceed approximately $700,000 before requiring separate classification, whereas in the transition period ended December 31, 2013, the threshold for separate classification was reduced to approximately $30,000 (refer to table 1 below). The Company wishes to maintain consistency in how items are grouped in the table over time. However, it proposes, in future annual reports beginning with its Annual Report on Form 10-K for the year ended December 31, 2014, to provide the following classifications:

•                  Permanent items; and

•                  Uncertain tax positions

If the uncertain tax positions are below the 5% threshold in the year ended December 31, 2014, the Company proposes to continue to group this item with the other permanent items and change the line item to read “permanent and other items.”

Table 1: Calculation of the 5% threshold

	Nine Months Ended	Twelve Months Ended March 31,
	December 31, 2013	2013	2012
	(in thousands)
Profit / (loss) before tax	$5,397	$35,441	$(114,393)
Tax at the Irish statutory tax rate	675	4,430	(14,299)
5% threshold	34	222	(715)

Table 2: Analysis of permanent items

	Nine Months Ended	Twelve Months Ended March 31,
	December 31, 2013	2013	2012

Permanent differences:
Inter-company amounts (1)	-30.0%	-9.3%	0.8%
Increase / decrease in uncertain tax positions (2)	-58.7%	2.6%	-0.5%
Other permanent items (3)	5.1%	-1.5%	-0.3%
	-83.6%	-8.2%	0.0%

(1)                                 Inter-company amounts include items that have an impact on the tax rate in one jurisdiction but have no impact on the tax rate in the corresponding jurisdiction. For example, transfer pricing rules in Luxembourg impute an interest charge on certain financing arrangements. The imputed interest is tax deductible in Luxembourg, but there is no corresponding taxation of that imputed interest in Ireland.

(2)                                 In June 2013, the Company filed a change in accounting method with the Internal Revenue Service relating to accrued compensation. The method change was automatic and removed the uncertainty around the timing of the deduction for accrued compensation. The effective date of the method change was April 1, 2012. As a result, the Company released the uncertain tax position and accounted for the application of the method change in the fiscal year ended March 31, 2013.

(3)                                 Other permanent items include, but are not limited to, non-deductible meals and entertainment expenses and non-deductible compensation of senior officers of the Company.

Table 3: Analysis of rate differential

	Nine Months Ended	Twelve Months Ended March 31,
	December 31, 2013	2013	2012

Rate differential:
Foreign companies (1)	209.0%	43.4%	-53.9%
Irish companies (2)	-81.5%	-2.9%	2.2%
	127.6%	40.5%	-51.7%

(1)                                 Represents income or losses of non-Irish subsidiaries subject to tax at a rate other than the Irish statutory rate.

(2)                                 Represents income or losses of Irish companies subject to tax at a rate other than the Irish statutory rate.

* * * *

In addition, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (781) 609-6000.

Sincerely,

Alkermes Public Limited Company

/s/ James M. Frates
James M. Frates
Senior Vice President and Chief Financial Officer